UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-50231

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form l0-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2004

☐ ☐ ☐ ☐ ☐	Transition Report on Form 10-K and Form 10-KSB Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q and Form 10-QSB Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

Not Applicable

PART I

REGISTRANT INFORMATION

Full name of registrant:  Federal National Mortgage Association

Former name if applicable:  Not Applicable

Address of principal executive office (Street and number):  3900 Wisconsin Avenue, NW

City, state and zip code:  Washington, D.C. 20016

PART II

RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

     Fannie Mae has determined that it will not be able to file its Form 10-Q for the September 30, 2004 quarter either by the November 15, 2004 due date or by November 19, 2004 and, therefore, has not requested the five-day extension permitted by the SEC’s rules.

     Fannie Mae is not able to file a timely Form 10-Q that complies with the SEC’s rules because it has been advised by its independent auditor that it is unable to complete its review of Fannie Mae’s interim unaudited financial statements for the quarter ended September 30, 2004. The SEC’s rules require that such a review be completed for interim financial statements on Form 10-Q, and the absence of such a review renders a Form 10-Q non-compliant and untimely.

Background

     On September 20, 2004, the Office of Federal Housing Enterprise Oversight (“OFHEO”) delivered its report to Fannie Mae’s Board of Directors of its findings to date of the agency’s special examination. Among other matters, the OFHEO report raises a number of questions and concerns about Fannie Mae’s accounting policies and practices with respect to Financial Accounting Standard No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (“FAS 91”) and Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). Fannie Mae continues to believe that its current accounting policies and applications of FAS 91 and FAS 133 are consistent with generally accepted accounting principles, and has submitted letters to the SEC Staff presenting its views on its accounting policies and practices under FAS 91 and FAS 133, and Fannie Mae’s independent auditor concurred with Fannie Mae’s accounting interpretations as set forth in the letters. Shortly thereafter, on November 5, 2004, Fannie Mae, accompanied by its independent auditor, presented its views to the SEC’s Office of the Chief Accountant (“OCA”). Fannie Mae will modify its accounting, if necessary, to comply with the SEC’s views.

     Completion of the review by Fannie Mae’s independent auditor is subject to resolution of the issues before OCA described above and the independent auditor’s completion of certain other procedures, including its evaluation of results that are not yet available of the investigation of certain matters in the OFHEO report being conducted by independent counsel on behalf of the Board of Directors.

     In light of the circumstances described above, Fannie Mae has determined that it also is appropriate to delay filing a non-compliant Form 10-Q. Fannie Mae has provided the required comparative discussion of its results of operations under Part IV of this Form 12b-25.

     The information provided in this notice and the attached explanation includes forward-looking statements, including statements regarding resolution of certain accounting issues, the potential effects of such resolution on Fannie Mae’s financial statements for prior and future periods, and the completion by Fannie Mae’s independent auditor of its review of the company’s financial statements. Statements that are not historical facts, including statements about Fannie Mae’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of such factors include, but are not limited to, the timing and nature of the final resolution of the accounting issues discussed in this notice and those raised in the OFHEO report discussed in this notice, and the outcome of the investigation being conducted by independent counsel on behalf of the company’s Board of Directors.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott Lesmes	(202)	752-7801

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

     Please see attached explanation.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Federal National Mortgage Association

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004	By: /s/ J. Timothy Howard Name: J. Timothy Howard Title: Vice Chairman and Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25

Fannie Mae is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing this explanation regarding the company’s anticipated results of operations. The following results of operations were prepared in accordance with Fannie Mae’s current applications of generally accepted accounting principles (“GAAP”), including those relating to FAS 133 and FAS 91 that are the subject of the OFHEO report and for which Fannie Mae is seeking the views of the SEC’s OCA staff. Consistent with historical practice, Fannie Mae also has provided core business earnings results, a supplemental non-GAAP measure described further below. If, at the conclusion of the OCA process or for any other reason, Fannie Mae is required to change its accounting methods for these periods, the GAAP and core business results could change, perhaps materially, from what is provided below.

Fannie Mae’s net income for the third quarter of 2004 decreased $251 million or 9 percent to $2.415 billion from the third quarter of 2003. Diluted earnings per common share (“EPS”) also declined 9 percent to $2.45. Fannie Mae’s results for the third quarter of 2004 were primarily driven by a $900 million reduction in losses on the call and repurchase of debt and growth in guaranty fee income of $146 million or 24 percent, which were offset by a $634 million or 18 percent decrease in net interest income, driven by a 31 basis point decrease in net interest yield from 156 basis points to 125 basis points, and a $333 million decrease in income related to the time value of purchased options. In addition, Fannie Mae’s third quarter 2003 results included an after-tax gain of $185 million related to the cumulative effect of adopting Financial Accounting Standard No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”).

Net income for the first nine months of 2004 decreased $281 million or 5 percent to $5.427 billion from the same period last year, while diluted EPS decreased 4 percent to $5.46. A $2.029 billion reduction in losses on the call and repurchase of debt and growth in guaranty fee income of $361 million or 20 percent had a positive impact on results. A $1.194 billion or 12 percent decline in net interest income, a $764 million increase in purchased options expense, and a $555 million decrease in fee and other income reduced net income for the first nine months of 2004. As noted above, Fannie Mae’s results for the first nine months of 2003 also include the after-tax gain of $185 million recorded in the third quarter related to the adoption of FAS 149.

Core business earnings for the third quarter of 2004 increased $19 million or 1 percent over the third quarter of 2003 to $1.845 billion, while core business diluted earnings per share increased 2 percent to $1.86. Growth in core business earnings was driven primarily by the reduction in losses on the call and repurchase of debt and an increase in guaranty fee income, which were partially offset by a $552 million or 21 percent decline in core net interest income resulting from the narrowing of the net interest margin from 120 basis points to 94 basis points.

Core business earnings for the first nine months of 2004 increased $226 million or 4 percent over the same period last year to $5.761 billion, while core business diluted earnings per share increased 5 percent to $5.80. Fannie Mae’s core results also reflect the benefit of reduced losses on the call and repurchase of debt and growth in guaranty fee income, which were partially offset by a $1.178 billion or 15 percent decline in core net interest income and the decrease in fee and other income.

The effect on Fannie Mae’s financial statements for prior and future periods, including GAAP results of operations and core business earnings, of the accounting matters raised in OFHEO’s report will depend heavily on the SEC’s views of whether Fannie Mae properly applied FAS 133 and FAS 91. The question of whether Fannie Mae’s application of FAS 133 complies with GAAP is the issue raised in the OFHEO report that, on its face, has the largest potential impact on Fannie Mae’s financial condition and results of operations. If it is determined that Fannie Mae has not met the criteria to qualify for hedge accounting, the company may be required to restate prior period results. The effect on current and past GAAP and core business earnings would be significant. If Fannie Mae does not qualify for hedge accounting for all periods since its January 1, 2001 adoption of FAS 133, the company estimates that it would be required to record in earnings a net cumulative after-tax loss on its derivative transactions of approximately $9.0 billion as of September 30, 2004. There would be a corresponding decrease to retained earnings and, accordingly, regulatory capital. The cumulative after-tax loss consists of losses of approximately $13.5 billion on cash flow hedge relationships that have been deferred and are currently recorded in equity as a component of accumulated other comprehensive income (“AOCI”) and gains of approximately $4.5 billion on fair value hedges that are currently recorded on Fannie Mae’s balance sheet as an adjustment to the hedged item. Fannie Mae currently is not able to determine the effect of such a restatement on each prior reporting period; however, the company expects the impact would be material to GAAP and core business results for many, if not all, periods and would vary substantially from period to period based on the amount and types of derivatives held and fluctuations in interest rates and volatility.

If it is determined that Fannie Mae’s current accounting under FAS 91 was not in compliance with GAAP, the company may be required to restate prior period results. If a restatement is necessary, Fannie Mae estimates that it would be required to record in earnings a net cumulative after-tax loss of approximately $26 million as of September 30, 2004. This amount corresponds to the amount the company expects to record in earnings in the fourth quarter of 2004. This estimate is subject to change based on OFHEO’s review of Fannie Mae’s proposed methodology for effectuating the September 27, 2004 agreement with OFHEO. In addition, if it is determined that Fannie Mae’s current accounting under FAS 91 was not in compliance with GAAP, the company would have to determine the effect on each prior reporting period and restate prior periods, as necessary. The impact of such a restatement could be material to GAAP and core business results for certain prior reporting periods and would vary from period to period based on the composition of the company’s mortgage assets and fluctuations in interest rates, volatility, and projected prepayment speeds that existed at the time.

In addition to the issues presented to OCA regarding FAS 91, Fannie Mae recently determined that its methodology for performing calculations to measure the catch-up adjustment required by FAS 91 for balance sheet dates in the periods 2001 through 2002 was not consistent with GAAP. During those periods, Fannie Mae should have been calculating its catch-up adjustment with reference to its quarter-end position rather than its projected year-end position and recording amounts solely on the basis of those quarterly calculations. The company is in the process of assessing the impact and estimates that the effect will be an increase in 2001 and 2002 earnings and a decrease in 2003 earnings, with the cumulative effect of these changes across the three periods netting to zero. The company will make adjustments to prior periods if and to the extent material. The company believes that the impact to the 2003 results provided herein is not material.

Fannie Mae’s net income is prepared in accordance with GAAP as currently applied by Fannie Mae. Management also tracks and analyzes Fannie Mae’s financial results based on “core business earnings.” The company developed core business earnings as a supplemental non-GAAP measure in conjunction with its January 1, 2001 adoption of FAS 133 to adjust for accounting differences between alternative transactions used to hedge interest rate risk that produce similar economic results but require different accounting treatment under FAS 133.

Core business earnings differs from GAAP net income by using a different method of recognizing the period cost of purchased options. Fannie Mae’s core business earnings measure excludes the unpredictable volatility in the time value of purchased options that is included in its GAAP net income because the company generally intends to hold these options to maturity; Fannie Mae does not believe the period-to-period variability in GAAP net income from changes in the time value of purchased options accurately reflects the underlying risks or economics of the company’s hedging strategy. Core business earnings instead includes amortization of purchased options premiums over the original expected life of the options and any accelerated expense resulting from terminated options. The net amount of purchased options amortization expense recorded under Fannie Mae’s core business earnings measure will equal the net amount of purchased options expense ultimately recorded under FAS 133 in GAAP net income over the life of the options. However, Fannie Mae believes that its amortization treatment is more consistent with the accounting for embedded options in its callable debt and more accurately reflects the underlying economics of the company’s use of purchased options as a substitute for issuing callable debt, two alternate hedging strategies that are economically very similar but require different accounting treatment.

While core business earnings is not a substitute for GAAP net income, Fannie Mae relies on core business earnings in operating its business because management believes it provides management and investors with a better measure of financial results and better reflects the company’s risk management strategies than GAAP net income. Management also relies on several other non-GAAP performance measures related to core business earnings to evaluate Fannie Mae’s performance. These key performance measures include core net interest income and net interest margin. Fannie Mae’s core business earnings measures are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. Although Fannie Mae relies on core business earnings to measure and evaluate Fannie Mae’s period-to-period results of operations, the company does not use core business earnings in calculating its regulatory core capital and total capital measures. These measures are calculated based on stockholders’ equity reported in the company’s financial statements, which includes retained earnings based on Fannie Mae’s GAAP net income. The company considers its core capital and total capital levels in establishing dividend policies because these measures are critical in determining the amount of capital available for distribution to shareholders.

The tables below include a reconciliation of Fannie Mae’s non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP as currently applied by Fannie Mae. Investors should also refer to Fannie Mae’s Annual Report on Form 10-K for the year ended December 31, 2003 for a discussion of Fannie Mae’s use of core business earnings measures.

Fannie Mae
Reconciliation of Core Business Earnings to Reported Results
Dollars and shares in millions, except per share amounts

	Three Months Ended September 30, 2004				Three Months Ended September 30, 2003
	Total Core	Reconciling			Total Core	Reconciling
	Business	Items Related to		Reported	Business	Items Related to		Reported
	Earnings	Purchased Options		Results	Earnings	Purchased Options		Results
Net interest income	$2,855	$—		$2,855	$3,489	$—		$3,489
Purchased options amortization expense	(738)	738	(2)	—	(820)	820	(2)	—

Core net interest income	2,117	738		2,855	2,669	820		3,489
Guaranty fee income	759	—		759	613	—		613
Fee and other income, net	62	—		62	104	—		104
Credit-related expense (1)	(108)	—		(108)	(29)	—		(29)
Administrative expenses	(382)	—		(382)	(347)	—		(347)
Purchased options income under FAS 133	—	140	(3)	140	—	473	(3)	473
Debt extinguishments net loss	(2)	—		(2)	(902)	—		(902)

Income before federal income taxes and cumulative effect of change in accounting principle	2,446	878		3,324	2,108	1,293		3,401
Provision for federal income taxes	(601)	(308	)(4)	(909)	(467)	(453	)(4)	(920)

Income before cumulative effect of change in accounting principle	1,845	570		2,415	1,641	840		2,481
Cumulative effect of change in accounting principle, net of tax	—	—		—	185	—		185

Net income	$1,845	$570		$2,415	$1,826	$840		$2,666

Preferred stock dividends and issuance costs on redemptions	$(40)			$(40)	$(42)			$(42)
Weighted average diluted common shares outstanding	970			970	976			976
Diluted earnings per common share	$1.86	$0.59		$2.45	$1.83	$0.86		$2.69
Net interest yield, taxable-equivalent basis (5)				1.25%				1.56%
Net interest margin, taxable-equivalent basis (6)	0.94%				1.20%

	Nine Months Ended September 30, 2004				Nine Months Ended September 30, 2003
	Total Core	Reconciling			Total Core	Reconciling
	Business	Items Related to		Reported	Business	Items Related to		Reported
	Earnings	Purchased Options		Results	Earnings	Purchased Options		Results
Net interest income	$9,164	$—		$9,164	$10,358	$—		$10,358
Purchased options amortization expense	(2,285)	2,285	(2)	—	(2,301)	2,301	(2)	—

Core net interest income	6,879	2,285		9,164	8,057	2,301		10,358
Guaranty fee income	2,153	—		2,153	1,792	—		1,792
Fee and other income (expense), net	(106)	—		(106)	449	—		449
Credit-related expense (1)	(95)	—		(95)	(72)	—		(72)
Administrative expenses	(1,149)	—		(1,149)	(1,045)	—		(1,045)
Purchased options expense under FAS 133	—	(2,799	)(3)	(2,799)	—	(2,035	)(3)	(2,035)
Debt extinguishments net loss	(5)	—		(5)	(2,034)	—		(2,034)

Income before federal income taxes and cumulative effect of change in accounting principle	7,677	(514)		7,163	7,147	266		7,413
Provision for federal income taxes	(1,916)	180	(4)	(1,736)	(1,797)	(93	)(4)	(1,890)

Income before cumulative effect of change in accounting principle	5,761	(334)		5,427	5,350	173		5,523
Cumulative effect of change in accounting principle, net of tax	—	—		—	185	—		185

Net income	$5,761	$(334)		$5,427	$5,535	$173		$5,708

Preferred stock dividends and issuance costs on redemptions	$(124)			$(124)	$(106)			$(106)
Weighted average diluted common shares outstanding	972			972	983			983
Diluted earnings per common share	$5.80	$(0.34)		$5.46	$5.52	$0.18		$5.70
Net interest yield, taxable-equivalent basis (5)				1.34%				1.59%
Net interest margin, taxable-equivalent basis (6)	1.02%				1.25%

(1)	Credit-related expense includes the income statement line items “Provision for losses” and “Foreclosed property expense (income).” Credit-related expenses in the third quarter of 2004 were increased due to changes related to the timing of recognizing charge-offs and the amounts recorded from credit enhancement to correct the accounting policy for “other credit enhanced loans” to be consistent with the accounting policy for non-credit enhanced loans. As a result of this change, we now record an estimated charge-off amount on these loans when we foreclose on the loan and record recoveries as amounts are received. Other credit enhanced loans generally have some form of credit enhancement beyond private mortgage insurance, such as lender recourse, loss sharing arrangements, mortgage pool insurance, or other customized risk-sharing contracts, to reduce Fannie Mae’s risk of credit loss. Credit-related expenses were also impacted by a correction in the third quarter of 2004 to our policy for the recognition of mortgage insurance proceeds on properties sold within the first 60 days after foreclosure.

(2)	Represents the amortization of purchased options premiums that we allocate to interest expense over the original expected life of the options. We include this amount in core business earnings instead of recording changes in the time value of purchased options because this treatment is more consistent with the accounting for the embedded options in our callable debt and the vast majority of our mortgages.

(3)	Represents changes in the fair value of the time value of purchased options recorded in accordance with FAS 133. We exclude this amount from our core business earnings measure because the period-to-period fluctuations in the time value portion of our options do not reflect the economics of our current risk management strategy, which generally is to hold our purchased options to maturity or exercise date. Consequently, we do not expect to realize the period-to-period fluctuations in time value.

(4)	Represents the net federal income tax effect of core business earnings adjustments based on the applicable federal income tax rate of 35 percent.

(5)	Annualized taxable-equivalent net interest income divided by the weighted average net investment balance.

(6)	Annualized taxable-equivalent core net interest income divided by the weighted average net investment balance.

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